Exhibit 99 (a)(5)(DD)

News release…

Date:  18 October 2007

Ref: PR560g

Rio Tinto Offer for Alcan: Investment Canada Act approval received

Rio Tinto has received approval from The Honourable Jim Prentice, Canada’s Minister of Industry, under the Investment Canada Act for the proposed acquisition of Alcan Inc. by a subsidiary of Rio Tinto.

Rio Tinto’s Chief Executive, Tom Albanese, said “This important step recognises that we have committed to bring significant benefits to Canada as a result of this transaction. Rio Tinto has been an investor in Canada for decades and is dedicated to growing the combined Rio Tinto Alcan presence, which will be headquartered in Canada and will be positive for Canadian jobs, investment and research and development.”

Rio Tinto obtained Investment Canada Act approval by demonstrating that its acquisition of Alcan would be of net benefit to Canada. In doing so, Rio Tinto has provided to the Minister several important undertakings in relation to Alcan’s operations and employees in Canada, including establishing the new global aluminium leader’s headquarters in Montréal, ensuring that a majority of Canadian based senior managers are Canadian, creating a shared services hub in Montréal and ensuring robust R&D employment and expenditures. Rio Tinto has also made major capital expenditure commitments on projects such as the AP50 pilot plant in Québec and the Kitimat modernization in British Columbia.

In addition to the chief executive of Rio Tinto Alcan, Dick Evans, Rio Tinto will be appointing two of the Canadian non-executive directors of Alcan to its Board. Further, Rio Tinto will be making significant contributions to Canadian communities, including the creation of a major charitable foundation, demonstrating Rio Tinto’s dedication to Canada.

The undertakings made to the Minister of Industry build on the commitments Rio Tinto has made to the Province of Québec pursuant to the Continuity Agreement.

Rio Tinto’s offer for Alcan is scheduled to expire at 6:00 p.m. Canadian Eastern Time on October 23, 2007. Alcan shareholders are encouraged to tender their shares as soon as possible.

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD

Telephone 020 7930 2399  Fax 020 7930 3249

REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

For further information, please contact:

Media Relations, London Christina Mills Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605 Nick Cobban Office: +44 (0) 20 8080 1305 Mobile: +44 (0) 7920 041 003	Media Relations, Australia Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101 Amanda Buckley Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 419 801 349

Investor Relations, London Nigel Jones Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365 David Ovington Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7920 010 978

Investor Relations, Australia
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Alcan contact information:

Media Relations: Anik Michaud Tel.: +1-514-848-8151 media.relations@alcan.com	Investor Relations: Ulf Quellmann Tel.: +1-514-848-8368 investor.relations@alcan.com

Additional information

The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on October 23, 2007, unless extended. The Offer is subject to a number of conditions including valid acceptances by holders of not less than 66 2/3 per cent of Alcan shares on a fully diluted basis and the receipt of various governmental and regulatory approvals. The board of Rio Tinto has approved the transaction. The Offer is expected to close in the fourth quarter of 2007.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.

SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations department, 19 le Parvis la Défense 7, 92073 Paris la Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument.

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission (the “BFIC”) on 2 August 2007. A notice of extension of the Offer was approved by the BFIC on 18 September 2007. The offer document, the Belgian Supplement and the notice of extension are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument